Mail Stop 4561


								March 6, 2006


By U.S. Mail and facsimile to 608-252-8783

Douglas J. Timmerman
Chairman of the Board,
President and Chief Executive Officer
Anchor Bancorp Wisconsin Inc.
25 West Main Street
Madison, Wisconsin  53703

Re:	Anchor Bancorp Wisconsin Inc.
	Form 10-K for the Fiscal Year Ended March 31, 2005
	File No. 000-20006

Dear Mr. Timmerman:

      We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K for the Fiscal Year Ended March 31, 2005

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 56

1. We note your disclosure on page 18 that you restructured borrowings with Power Designers, Inc. during fiscal year 2004 and extended lines of credit resulting in you obtaining a 55.5% ownership interest in Power Designers. Please refer to SFAS 15 and tell us the following:

* the amount and type of consideration you received in exchange for the $479,000 of commercial loans outstanding to Power Designers;
* how you determined the value of the consideration received in exchange for the outstanding borrowing at the restructuring date;
* how you recorded the restructuring of the $479,000 outstanding borrowing;
* the value of your investment in Power Designers as of March 31, 2005;
* how you determined the value of your ownership interest;
* the impact of your investment in Power Designers on your results of operations for the fiscal year ended March 31, 2005; and
* how you account for the investment and your basis for that treatment.

* * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding the comment on the financial statements and related matters.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

Douglas J. Timmerman
Anchor Bancorp Wisconsin Inc.
March 6, 2006
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